Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021

September 6, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Terry French, Accountant Branch Chief

Re:    Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
File No. 1-35134

Dear Mr. French:

We have received your comment letter dated August 23, 2013, and the following represents our responses to your comments. For your ease of reference, we have included your original comments in italics below and have provided our responses after each comment.

Selected Financial Data, page 60

1.	Please disclose long-term obligations as required by Item 301 of Regulation S-K.

Response: In response to the Staff's comment, we respectfully believe our disclosure of long-term obligations meets the requirements of Item 301 of Regulation S-K. The Company considered instruction 2, which clarifies that long-term obligations and redeemable preferred stock includes long-term debt, capital leases, and redeemable preferred stock. In the 2012 Form 10-K, the Company's capital lease obligations are included within Current portion of long-term debt and Long-Term Debt, less current portion. The Company has not issued any redeemable preferred stock.

However, in future filings, the Company will expand its current footnote disclosure in Item 6. Selected Financial Data regarding its current and long-term debt to explicitly indicate that the disclosure includes capital lease obligations, and to refer the reader to our “Contractual Obligations” disclosure within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of our total obligations.

The Company also believes it has addressed the requirement to describe factors such as accounting changes, business combinations or dispositions of business operations that materially affect the comparability of the information reflected in selected financial data through its footnotes to the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.
You disclose that you changed the estimated useful lives of your conduit, fiber, and certain transmission equipment. Namely, the estimated useful lives of conduit was revised from an estimate of 25 years to a revised estimate of 50 years; fiber from an estimate of 12 years to a revised estimate of 25 years; and certain transmission equipment from an estimate of 7 years to a revised estimate of 15 years. Please tell us the following and expand your disclosure here and in the footnotes:

•	Why the acquisition of Global Crossing triggered an evaluation of the estimated useful lives of your fixed assets;

•	The carrying values of the assets subject to these revisions; and,

•	The material factors you relied upon to justify an extension of estimated useful operating lives of these assets.

Further, it appears to us that your financial statement disclosures and your discussion of critical accounting policies in Management's Discussion and Analysis should be expanded to include robust discussions of accounting policies and methodologies for determining the useful operating lives of your long-lived assets.

Response: It is the Company's policy to evaluate the appropriateness of its useful lives annually in the fourth quarter, unless new facts and circumstances arise that may affect management's original estimates. The timing of the Company's annual review aligns with the internal budgeting process. The Company believes this is consistent with the example provided in SAB Topic 5-CC that suggests management should reevaluate the original useful lives assigned to its long-lived assets in connection with certain activities, such as during the budgeting process, absent any new facts and circumstances noted earlier, to determine if the useful lives remain appropriate.

As part of the Company's application of purchase accounting for the business combination related to the acquisition of Global Crossing Limited in October 2011, the Company engaged valuation specialists to assist management in determining the fair value of the tangible assets of Global Crossing, including recommended lives of acquired tangible assets. The Company did not regard the acquisition as a triggering event for evaluating the useful lives of its pre-acquisition tangible assets. However, the 2012 budgeting process occurred in the same quarter as the October 4, 2011 acquisition and accordingly incorporated management's post-acquisition strategy for the combined entities. Therefore, the Company considered these new facts as one of several data points in its evaluation of useful lives. Further, the Company did not have any triggering events in the prior periods which would suggest that the useful lives were no longer appropriate under GAAP.

The carrying values of assets subject to these revisions were (in millions):

October 1, 2011
Conduit	$2,421
Fiber	475
Transmission Equipment	484
Total	$3,380

In relation to its annual review of estimated useful lives, the Company considered the expected use of assets in each of the categories as well as any legal, regulatory, or contractual provisions that may limit the remaining useful lives. In addition to the recommendations made by its valuation specialists, the Company evaluated industry reports, and also performed its own survey of the lives of similar tangible assets of its peers based on a review of publicly filed disclosures to ensure management had considered relevant factors associated with its tangible assets. Finally, management held discussions with its internal Network Architecture and Engineering Team to review the years in service, anticipated maintenance and likely replacement periods and determined that initial lives of 15 years for certain transmission equipment, 25 years for fiber, and 50 years for conduit would reasonably reflect the current estimate of the economic use of such assets.

We advise the Staff that in future filings we will expand the disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations to describe management's policies for determining the useful lives of long-lived assets and the change to useful lives that occurred in the fourth quarter of 2011. We expect the disclosure will read as follows:

The Company performs internal reviews to evaluate the depreciable lives of its property, plant and equipment annually or more frequently if new facts and circumstances arise that may affect management's original estimates. Due to the rapid changes in technology and the competitive environment, selecting the estimated economic life of telecommunications property, plant, and equipment requires a significant amount of judgment. The Company's internal reviews take into account input from the Company's global engineering and network services personnel, actual usage, the physical condition of the Company's property, plant, and equipment, industry data, and other relevant factors. In connection with its annual review of useful lives in the fourth quarter of 2011, the Company determined that the period it expected to use conduit, fiber, and certain transmission equipment was longer than the remaining useful lives originally estimated. In determining the change in estimated useful lives, the Company, with input from its engineering and network services personnel, considered its historical usage and retirements, estimates of technological obsolescence, and expected usage and maintenance. The change in the estimated useful lives of conduit, fiber, and certain transmission equipment resulted in a reduction of depreciation expense of approximately $74 million in the fourth quarter of 2011, which was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011.

3.	Since your foreign operations are significant, please address the following:

•	Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;

•
Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and,

•
Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations including debt repayment.

Please refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Also please comply with the disclosure guidance outlined in ASC 250-10-50-4.

Response: As of December 31, 2012, the Company had $979 million of cash and cash equivalents on its balance sheet including $117 million in cash held outside the U.S. by our subsidiaries, all of which is readily convertible into other foreign currencies including the U.S. dollar with the exception of $69 million (valued at the fixed official CADIVI rate on that date of 4.30 Venezuelan bolivares to the U.S. Dollar) held in Venezuelan bolivares by a Venezuelan subsidiary. The Company disclosed this on page 84 within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources and on page 47 of our 2012 Form 10-K within Item 1A. Risk Factors, Risks Related to our Business Operations. In our future filings, we will expand our disclosure to also clarify that cash holdings of our Venezuelan subsidiary are the only such holdings that are subject to conversion and repatriation restrictions and to include comparable information regarding cash held outside of the United States.

In response to the Staff's comment, we will expand our discussion of liquidity to include disclosures related to foreign cash and cash equivalents in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings as follows:

The Company currently has the ability to repatriate cash and cash equivalents into the United States without paying or accruing U.S. taxes. Level 3 does not currently intend to repatriate any of its foreign cash and cash equivalents from entities outside of Latin America. The Company has no restrictions on its ability to repatriate foreign cash and cash equivalents, other than conversion and repatriation restrictions in Venezuela, as needed to fund operations in the United States, including debt service.

Based on information available at this time, the Company believes that its current liquidity and anticipated future cash flows from operations will be sufficient to fund its business for at least the next twelve months.

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2012;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings. If you have any further comments that you would like to have addressed prior to that filing, please let us know. If you have any questions, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.

Sincerely,
/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer